Zilog ANNOUNCES FOURTH QUARTER
AND FISCAL 2009 FINANCIAL RESULTS

SAN JOSE, Calif., May 11, 2009 – Zilog®, Inc. (NASDAQ: ZILG) a trusted supplier of application specific, embedded system-on-chip (SoC) solutions for industrial and consumer markets, today reported financial results for its three and twelve month fiscal periods ended March 31, 2009.

On February 18, 2009, the company announced the sale of its universal remote control and secured transaction processor businesses to Maxim Integrated Products, Inc. (Maxim) and Universal Electronics Inc. (UEI) for approximately $31 million in cash including $3.1 million held in escrow. As a result, the company's financial statements have been restated to reflect the activities of these businesses prior to its sale as discontinued operations. Additionally, a gain on sale of $21.6 million was recorded.

Net sales for the fiscal fourth quarter were $7.0 million, primarily consisting of microcontroller products. Net sales for the fourth fiscal quarter declined sequentially by 22 percent and were within the previously announced sales guidance range. Fourth quarterfiscal 2009 net sales compared to $10.1 million in net sales for the fourth quarter a year ago, a decline of 31 percent. Fourth quarter sales reflected lower overall demand as a result of the continued global economic slowdown. This, coupled with the traditional seasonal market slow-down, negatively impacted sales both in the consumer and industrial application markets.

GAAP net income for the fourth quarter ended March 31, 2009, was $12.2 million, or 71 cents per share, including the gain on sale. This GAAP net income for the quarter compares to a GAAP net loss in the previous quarter of $5.7 million, or 33 cents per share, and a GAAP net loss of $1.9 million, or 11 cents per share, in the fourth quarter a year ago. The GAAP net income for the 2009 fiscal fourth quarter included special charges of $3.5 million reflecting severance associated with workforce reductions, office closure costs and tangible and intangible asset write-offs. Special charges were $1.7 million in the previous fiscal quarter and $0.5 million in the fourth quarter of fiscal 2008. Additionally, the Q4 fiscal 2009 GAAP net income included a net loss from discontinued operations of $3.8 million, including $3.1 million in charges associated with license write-offs.

"The collapse of global demand in fiscal 2009 was arguably unprecedented and created economic challenges for all. Even in this uninviting environment, we made progress in our ongoing strategic review process with the successful completion of the sale of our universal remote control and secured transaction businesses. This has in essence been a milestone year for us as we completed the right-sizing of the company, improved our financial strength and continued to expand our product portfolio," said Darin Billerbeck, Zilog's Chief Executive Officer. "We enter fiscal 2010 financially solid and strategically focused. We are aligned to our traditional core microcontroller business. At the same time, we are excited with our opportunities to leverage our technologies and market knowledge into higher level system solutions. This should position us well as the global economy emerges from the current worldwide recession."

For the fiscal year ended March 31, 2009, sales were $36.2 million as compared to $44.6 million for the comparable period a year ago. GAAP net income for the fiscal year ended March 31, 2009, was $3.2 million or 19 cents per share as compared to a GAAP net loss of $9.3 million or 55 cents per share for the comparable 2008 fiscal year. The improvement in profitability reflects lower revenue and margins offset by lower overall operating expenses and the gain on sale.

The company expects net sales for its 2010 fiscal first quarter ending June 27, 2009, to be relatively consistent with the fiscal fourth quarter 2009 levels.

NON-GAAP FINANCIAL INFORMATION (Unaudited)

The Company may make reference to certain Non-GAAP financial measures. Management believes that these Non-GAAP measures are useful measures of operating performance and liquidity because they may exclude the impact of certain items, such as amortization of intangible assets, stock-based compensation, depreciation, non-operating interest, income taxes and special charges. However, these Non-GAAP measures should be considered in addition to, not as a substitute for, or superior to, net income (loss) and net cash provided by (used in) operating activities, or other financial measures prepared in accordance with GAAP.

	Three Months Ended				
	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 31, 2008
	(in thousands)				
Reconciliation of Non-GAAP Net Loss to GAAP Net Loss					
Non-GAAP net loss from continuing operations	($1,767)	($2,888)	($2,545)	($2,382)	($3,001)
Non-GAAP adjustments:					
Special charges and credits	3,479	1,696	554	590	511
Amortization of intangible assets	174	209	209	209	209
Non-cash stock-based compensation COS	21	44	30	42	35
Non-cash stock-based compensation R&D	(24)	126	47	72	36
Non-cash stock-based compensation SG&A	201	297	211	257	(205)
Total non-GAAP adjustments	3,851	2,372	1,051	1,170	586
GAAP Net loss from continuing operations	($5,618)	($5,260)	($3,596)	($3,552)	($3,587)

Non-GAAP Net Loss (Unaudited)

Non-GAAP net loss excludes special charges and non-cash charges relating to the amortization of intangible assets and stock-based compensation. We believe that Non-GAAP net loss is a useful measure as it excludes certain special charge items as well as certain non-cash charges, which facilitates a comparison of the Company's operating performance. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, the net loss measured in accordance with GAAP.

Reconciliation of Net Loss and Cash Flows From Operating Activities to EBITDA	Three Months Ended				
	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 31, 2008
			(in thousands)		
Reconciliation of net loss to EBITDA:					
Net loss from continuing operations	($5,618)	($5,260)	($3,596)	($3,552)	($3,587)
Depreciation and amortization including intangibles	626	675	687	645	723
Interest income	(4)	(24)	(49)	(70)	(155)
Provision for income taxes	(2)	67	62	54	78
EBITDA from continuing operations	($4,998)	($4,542)	($2,896)	($2,923)	($2,941)
Reconciliation of EBITDA to net cash provided by (used in) operating activities:					
EBITDA	($4,998)	($4,542)	($2,896)	($2,923)	($2,941)
Provision for income taxes	2	(67)	(62)	(54)	(78)
Interest income	4	24	49	70	155
Non-cash stock-based compensation	198	467	288	371	(134)
Loss on disposition of operating assets	985	11	-	34	78
Changes in other operating assets and liabilities	(4,303)	(764)	(804)	3,916	(694)
Net cash provided by (used in) continuing operating activities	($8,112)	($4,871)	($3,425)	$1,414	($3,614)

Non-GAAP EBITDA (Unaudited)

Management believes that Non-GAAP EBITDA ("EBITDA"), that is Earnings or loss Before Interest, Taxes, Depreciation and Amortization, is a useful measure of financial performance. We believe that the disclosure of EBITDA helps investors more meaningfully evaluate our liquidity position by the elimination of non-cash related items such as depreciation and amortization. We believe that our investor base regularly uses EBITDA as a measure of the liquidity of our business. Our management uses EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital.

Reconciliation of Net Loss and Cash Flows From Operating Activities to Adjusted EBITDA	Three Months Ended				
	Mar. 31, 2009	Dec. 27, 2008	Sep. 27, 2008	Jun. 28, 2008	Mar. 31, 2008
			(in thousands)		
Reconciliation of net loss to Adjusted EBITDA:					
Net loss from continued operations	($5,618)	($5,260)	($3,596)	($3,552)	($3,587)
Depreciation and amortization, including intangibles	626	675	687	645	723
Interest income	(4)	(24)	(49)	(70)	(155)
Provision for income taxes	(2)	67	62	54	78
Special charges and credits	3,479	1,696	554	590	511
Non-cash stock-based compensation	198	467	288	371	(134)
Adjusted EBITDA, continuing operations	($1,321)	($2,379)	($2,054)	($1,962)	($2,564)
Reconciliation of Adjusted EBITDA to net cash provided by (used in) operating activities:					
Adjusted EBITDA, continuing operations	($1,321)	($2,379)	($2,054)	($1,962)	($2,564)
Special charges and credits	(3,479)	(1,696)	(554)	(590)	(511)
Provision for income taxes	2	(67)	(62)	(54)	(78)
Interest income	4	24	49	70	155
Loss on disposition of operating assets	985	11	-	34	78
Changes in other operating assets and liabilities	(4,303)	(764)	(804)	3,916	(694)
Net cash provided by (used in) continuing operating activities	($8,112)	($4,871)	($3,425)	$1,414	($3,614)

Non-GAAP Adjusted EBITDA (Unaudited)

EBITDA reflects our Earnings or loss Before Interest, Taxes, Depreciation and Amortization. Additionally, management uses separate "Adjusted EBITDA" calculations for purposes of determining certain employees' incentive compensation and, subject to meeting specified Adjusted EBITDA amounts, for accelerating the vesting of EBITDA-linked stock options. Adjusted EBITDA, as we define it, excludes interest, income taxes, effects of changes in accounting principles and non-cash charges such as depreciation, amortization, in-process research and development, and stock-based compensation expense. It also excludes cash and non-cash charges associated with reorganization items and special charges and credits, which represent operational restructuring charges, including asset write-offs, employee termination costs, relocation costs and lease termination costs. Adjusted EBITDA also excludes changes in operating assets and liabilities, which are included in net cash provided by (used in) operating activities. Our management uses Adjusted EBITDA as a supplement to cash flows from operations as a way to assess the cash generated from our business available for capital expenditures and the servicing of other requirements including working capital. This Non-GAAP Adjusted EBITDA measure allows management to monitor cash generated from the operations of the business. However, this Non-GAAP measure should be considered in addition to, not as a substitute for, or superior to, net loss and net cash provided or used in operating activities prepared in accordance with GAAP.

About Zilog, Inc.

Zilog is a trusted supplier of application specific, embedded system-on-chip (SoC) solutions for the industrial and consumer markets. From its roots as an award-winning architect in the microprocessor and microcontroller industry, Zilog has evolved its expertise beyond core silicon to include SoCs, single board computers, application specific software stacks and development tools that allow embedded designers quick time to market in areas such as energy management, monitoring and metering and motion detection. For more information, visit http://www.zilog.com/.

EZ80ACCLAIM!, Zilog, Z8, Z80, eZ80, Z8 ENCORE!, Encore!XP and Zneo are registered trademarks of Zilog, Inc. in the United States and in other countries.

Other product and or service names mentioned herein may be trademarks of the companies with which they are associated.

Cautionary Statements

This release contains forward-looking statements (including those related to its expectations for the June 2009 quarter and the minimum revenue from which we can generate positive adjusted EBITDA) relating to expectations, plans or prospects for the company that are based upon the current expectations and beliefs of the company's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, continued global economic weakness or reduction in demand for the company's more mature 8-bit classic products could negatively impact its June 2009 quarter or fiscal 2010 annual results. Unforeseen expenses, price increases from suppliers and an inability to achieve volume discounts could impact our ability to achieve or sustain short or long term positive adjusted EBITDA on our current revenue levels.

Notwithstanding changes that may occur with respect to customer matters relating to the forward-looking statements, the company does not expect to, and disclaims any obligation to update such statements until release of its next quarterly earnings announcement or in any other manner. The company, however, reserves the right to update such statement, or any portion thereof, at any time for any reason.

The financial information presented herein is unaudited and is subject to change as a result of subsequent events or adjustments, if any, arising prior to the filing of the Company's Form 10-K for the fiscal year ended March 31, 2009.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to, the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2008, and any subsequently filed reports. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at http://www.sec.gov or from the Company's website at www.Zilog.com.

Contact:
Daniel Francisco
Francisco Group
Zilog Communications
(916) 812-8814
Source: Zilog, Inc. www.Zilog.com

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands except per share data and percentages)

	Three Months Ended		Twelve Months Ended	
	Mar. 31, 2009	Mar. 31, 2008	Mar. 31, 2009	Mar. 31, 2008
Net sales	$ 7,044	$ 10,138	$ 36,157	$ 44,644
Cost of sales	4,379	5,884	21,815	25,035
Gross margin	2,665	4,254	14,342	19,609
Gross margin %	38%	42%	40%	44%
Operating expenses:				
Research and development	1,117	2,307	6,265	8,296
Selling, general and administrative	3,442	4,760	19,353	19,269
Special charges and credits	3,479	511	6,318	1,974
Amortization of intangible assets	174	209	801	961
Total operating expenses	8,212	7,787	32,737	30,500
Operating loss	(5,547)	(3,533)	(18,395)	(10,891)
Other income :				
Other income (expense)	(77)	(131)	403	(350)
Interest income	4	155	148	819
Loss before provision for income taxes	(5,620)	(3,509)	(17,844)	(10,422)
Provision for income taxes	(2)	78	181	863
Net loss from continuing operations	$ (5,618)	$ (3,587)	$ (18,025)	$ (11,285)
Net income (loss) from discontinued operations	(3,826)	1,645	(384)	1,994
Gain on sale of discontinued operations, net of tax	21,606	-	21,606	-
Net income (loss)	$ 12,162	$ (1,942)	$ 3,197	$ (9,291)
Basic and diluted net loss per share	$ 0.71	$ (0.11)	$ 0.19	$ (0.55)
Weighted-average shares used in computing basic and diluted net loss per share	17,171	16,923	17,111	16,893

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	March 31, 2009	March 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 32,230	$ 16,625
Accounts receivable, net	1,698	2,203
Inventories	4,022	6,908
Deferred tax asset	10	263
Prepaid expenses and other current assets	5,995	1,266
Current assets associated with discontinued operations	960	6,533
Total current assets	44,915	33,798
Long term investments	1,100	1,925
Property, plant and equipment, net	2,347	4,594
Goodwill	2,211	2,211
Intangible assets, net	-	2,528
Other assets	1,079	581
Non current assets associated with discontinued operations	-	2,203
Total assets	$ 51,652	$ 47,840
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short term debt	$ 346	$ 720
Accounts payable	4,368	5,508
Income taxes payable	195	513
Accrued compensation and employee benefits	1,349	2,312
Other accrued liabilities	2,550	2,086
Deferred income	8,024	5,571
Current liabilities associated with discontinued business	1,256	2,733
Total current liabilities	18,088	19,443
Deferred tax liability	10	263
Other non-current liabilities	1,928	1,255
Total liabilities	20,026	20,961
Stockholders' equity:		
Common stock	186	185
Additional paid-in capital	127,436	125,838
Treasury stock	(7,563)	(7,456)
Other comprehensive income	173	102
Accumulated deficit	(88,606)	(91,790)
Total stockholders' equity	31,626	26,879
Total liabilities and stockholders' equity	$ 51,652	$ 47,840

Zilog, Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve Months Ended	
	Mar. 31, 2009	Mar. 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss from continuing operations	$ (18,025)	$ (11,285)
Adjustments to reconcile net loss to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	1,832	2,115
Disposition of operating assets	1,032	318
Non-cash stock-based compensation	1,324	713
Amortization of fresh-start intangible assets	801	961
Impairment of intangible assets	1,727	-
Changes in operating assets and liabilities:		
Accounts receivable, net	505	1,293
Inventories	759	901
Prepaid expenses and other current and non-current assets	(5,160)	1,925
Accounts payable	(1,140)	157
Accrued compensation and employee benefits	(963)	(418)
Deferred income	2,453	(1,392)
Accrued and other current and non-current liabilities	(138)	(808)
Net cash provided by (used in) operating activities	(14,993)	(5,520)
Net cash provided by discontinued operating activities	6,066	3,901
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from the sale of assets	-	3,237
Proceeds from sale of discontinued businesses, net of transaction costs	24,695	-
Redemption of long term investments	825	-
Investment in long term securities	-	(1,925)
Capital expenditures	(626)	(1,299)
Net cash provided by (used in) investing activities	24,894	13
Net cash used in discontinued investing activities	-	(2,076)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short term debt	660	720
Payments on short term debt	(1,034)	-
Repurchase of restricted shares	(54)	(282)
Proceeds from issuance of common stock under		
employee stock purchase and stock option plans	116	470
Net cash provided by (used in) financing activities	(312)	908
Net cash provided by (used in) discontinued financing activities	(50)	9
Increase (decrease) in cash and cash equivalents	15,605	(2,765)
Cash and cash equivalents at beginning of period	16,625	19,390
Cash and cash equivalents at end of period	$ 32,230	$ 16,625

Zilog, Inc.
SELECTED UNAUDITED TRENDED FINANCIAL INFORMATION
(Amounts in thousands except percentages, selected key metrics and per share amounts)

	Mar. 31, 2009	Dec. 27, 2008	Three Months Ended Sep. 27, 2008	Jun. 28, 2008	Mar. 31, 2008
Sales & Expenses Information:					
Net sales	$7,044	$9,035	$10,474	$9,604	$10,138
Cost of sales	4,379	6,091	6,086	5,259	5,884
Gross margin	2,665	2,944	4,388	4,345	4,254
Gross margin %	38%	33%	42%	45%	42%
Operating expenses:					
Research and development	1,117	1,657	1,757	1,733	2,307
Selling, general and administrative	3,442	4,696	5,723	5,492	4,760
Special charges and credits	3,479	1,696	554	590	511
Amortization of intangible assets	174	209	209	209	209
Total operating expenses	8,212	8,258	8,243	8,024	7,787
Operating loss	(5,547)	(5,314)	(3,855)	(3,679)	(3,533)
Interest income	4	24	49	70	155
Other income (expense)	(77)	97	272	111	(131)
Loss before provision for income taxes	(5,620)	(5,193)	(3,534)	(3,498)	(3,509)
Provision for income taxes	(2)	67	62	54	78
Net loss from continuing operations	($5,618)	($5,260)	($3,596)	($3,552)	($3,587)
Net profit (loss) from discontinued operatons	(3,826)	(408)	2,039	1,811	1,645
Gain (loss) from sale of discontinued oprations, net of tax	21,606	-	-	-	-
Net profit (loss)	$12,162	($5,668)	($1,557)	($1,741)	($1,942)
Weighted average basic and diluted shares	17,171	17,071	16,949	16,948	16,923
Basic and diluted net loss per share	$0.71	($0.33)	($0.09)	($0.10)	($0.11)
Net Sales Information:					
Net Sales - by channel					
Direct	$1,536	$1,625	$2,404	$1,629	$2,056
Distribution	5,508	7,410	8,070	7,975	8,082
Total net sales	$7,044	$9,035	$10,474	$9,604	$10,138
Net Sales - by region					
America's	$2,975	$3,569	$3,783	$3,961	$4,194
Asia (including Japan)	2,571	4,046	4,899	3,563	4,071
Europe	1,498	1,420	1,792	2,080	1,873
Total net sales	$7,044	$9,035	$10,474	$9,604	$10,138
Selected Key Metrics (as defined in our Form 10-Q and 10-K)					
Days sales outstanding	35	39	34	37	37
Net sales to inventory ratio (annualized)	7.0	8.0	7.5	5.9	5.9
Current ratio	2.5	1.5	1.6	1.5	1.7
Other Selected Financial Metrics					
Depreciation and amortization (excluding intangibles)	$452	$466	$478	$436	$514
Amortization of fresh-start intangibles	$174	$209	$209	$209	$209
Stock based compensation	$198	$467	$288	$371	($134)
Capital expenditures	$107	$82	$78	$359	$403
Cash and cash equivalents	$32,230	$13,560	$16,899	$17,829	$16,625
Long term investments	$1,100	$1,300	$1,450	$1,500	$1,925
Cash and long term investments	$33,330	$14,860	$18,349	$19,329	$18,550
Short term debt	$346	$693	$1,039	$1,385	$720
Cash and long term investments, net of debt	$32,984	$14,168	$17,310	$17,944	$17,830